UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60994/ November 13, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13662

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In the Matter of   :
                                                          :
REDTOP MOUNTAIN CORP.   :
 (N/K/A WEBLOGIX, INC.),   :
RELIABLE POWER SYSTEMS, INC.,   :   ORDER MAKING FINDINGS
RENAISSANCE ACCEPTANCE GROUP, INC.,   :   AND REVOKING
REPUBLIC GOLDFIELDS, INC., REXON, INC.   :   REGISTRATIONS BY DEFAULT
 (N/K/A TECMAR TECHNOLOGIES, INC.),   :
RIVER OAKS FURNITURE, INC.,   :
ROBERDS, INC., and   :
ROCHEM ENVIRONMENTAL, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on October 22, 2009, pursuant to Section 12(j) of the Securities Exchange Act
of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that the
Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies
with Rule 141 of the Commission's Rules of Practice by October 29, 2009. Respondents had ten
days to file an Answer from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. To date,
none of the Respondents has filed an Answer. Accordingly, Respondents, Redtop Mountain
Corp. (n/k/a Weblogix, Inc.) (Redtop), Reliable Power Systems, Inc. (Reliable), Renaissance
Acceptance Group, Inc. (Renaissance), Republic Goldfields, Inc. (Republic), Rexon, Inc. (n/k/a
Tecmar Technologies, Inc.) (Rexon), River Oaks Furniture, Inc. (River), Roberds, Inc.
(Roberds), and Rochem Environmental, Inc. (Rochem), are in default for failing to file an
Answer to the OIP, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2) and
.220(f). Accordingly, as authorized by Commission Rule of Practice 155(a), I find the following
allegations in the OIP to be true.

        Redtop (CIK No. 1098962) is a void Delaware corporation located in Atlanta, Georgia,
with a class of securities registered with the Commission pursuant to Exchange Act Section
12(g). Redtop is delinquent in its periodic filings with the Commission, having not filed any
periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported
a net loss of $592 since inception on November 4, 1999.

Reliable (CIK No. 312066) is a dissolved Colorado corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Reliable is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of $528,517 for the prior three months. As of October 21, 2009, the company's stock (symbol RPSI) was traded on the over-the-counter markets.

Renaissance (CIK No. 706507) is a delinquent Delaware corporation located in Irving, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Renaissance is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $1.48 million for the prior nine months.

Republic (CIK No. 733314) is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Republic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the fiscal year ended December 31, 2001, which reported a year-end deficit of over $23 million (Canadian).

Rexon (CIK No. 701290) is a void Delaware corporation located in Longmont, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rexon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 2, 1995, which reported a net loss of over $27 million for the prior nine months.

River (CIK No. 908309) is an inactive Mississippi corporation located in Belden, Mississippi, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). River is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 28, 1997, which reported a net loss of over $3.9 million for the prior nine months.

Roberds (CIK No. 912952) is a canceled Ohio corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Roberds is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1999, which reported a net loss of over $13 million for the prior twelve months. On January 19, 2000, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Western District of Ohio, which terminated on September 27, 2007.

Rochem (CIK No. 759824) is an expired Utah corporation located in Montgomery, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rochem is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $145,153 for the prior three months. As of October 21, 2009, the company's stock (symbol RCEM) was traded on the over-the-counter markets.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder. Considering their delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Redtop Mountain Corp. (n/k/a Weblogix, Inc.), Reliable Power Systems, Inc., Renaissance Acceptance Group, Inc., Republic Goldfields, Inc., Rexon, Inc. (n/k/a Tecmar Technologies, Inc.), River Oaks Furniture, Inc., Roberds, Inc., and Rochem Environmental, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge